SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 26 April, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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press release

26 April 2018

Helge Lund to succeed Carl-Henric Svanberg as BP chairman

BP announced today that it has appointed Helge Lund to succeed Carl-Henric Svanberg as chairman of BP.

Mr Lund will join the BP Board as chairman designate and a non-executive director on 1 September 2018. He will be appointed chairman on 1 January 2019. Mr Lund will have a base in London.

Mr Lund, who is also chairman of Novo Nordisk AS in Denmark, will stand down with immediate effect from his directorship at Schlumberger, the global oil service group.

The search for the new chairman was conducted by the full BP Board led by Ian Davis, the senior independent director. Mr Davis said that the search process had been worldwide and rigorous. This produced an impressive list of diverse candidates from the UK, continental Europe and the US.

Mr Lund, 55, said: "BP is a great company. Now as a non-executive, it is a huge privilege for me to be asked to lead an experienced and diverse board. BP has come successfully through a challenging period under the strong and committed leadership of Carl-Henric and Bob. I am looking forward to working with Bob and his team as they address the changing energy landscape."

BP chairman Carl-Henric Svanberg said: "I am delighted that Helge Lund is to be BP's next chairman. Our industry is changing faster than ever as the world focuses on meeting the dual challenge of more energy with fewer emissions.

"Helge has a track record of leadership in addressing these issues, characterised by his open-minded and forward-looking approach. Together with his deep industry knowledge and global business experience, he has all the skills necessary to lead the board today and into the future.

"I have enjoyed my time as chairman, made special by the great people that I've been privileged to work with at BP, from Bob to the team throughout the company. I am sure that Helge will enjoy the role as much as I have."

BP group chief executive, Bob Dudley said: "Carl-Henric has steadily led our board through BP's darkest days and into this period of growth and modernization. We owe him a debt of gratitude for his strong support and clear vision over the past nine years.

"I have known Helge for more than a decade and I am very much looking forward to working with him. With strategic vision and a modern, global perspective, he has a clear understanding of the challenges and the opportunities facing our industry.

"I am confident Helge, with the rest of the board, will provide the company with good governance and strategic guidance as we continue to grow and adapt through the energy transition."

Helge Lund

Helge Lund served as Chief Executive of BG Group from 2015 to 2016 when the company merged with Shell. He joined BG Group from Statoil where he served as President & CEO for 10 years from 2004.

Prior to Statoil, he was President & CEO of Aker Kvaerner, an industrial conglomerate with operations in oil and gas, engineering and construction, pulp and paper and shipbuilding. He has also held executive positions in Aker RGI, a Norwegian industrial holding company, and Hafslund Nycomed, an industrial group with business activities in pharmaceuticals and energy.

He has worked as a consultant with McKinsey & Company and has served as a political advisor for the parliamentary group of the Conservative party in Norway.

Helge Lund is Chairman of the Board of Novo Nordisk AS, a global healthcare company. He has been a non-executive director of the oil service group Schlumberger (2016-18), and Nokia (2011-14).

He is an Operating Advisor to Clayton Dubilier & Rice, the US investment firm. He is a member of the Board of Trustees of the International Crisis Group and served as a member on the United Nations Secretary-General's Advisory Group on Sustainable Energy in the period 2011-14.

He has a degree in business economics from the Norwegian School of Economics and Business Administration (NHH) in Bergen and a Master of Business Administration (MBA) from INSEAD business school in France.

A Norwegian national, Helge Lund is married with two children.

Further information:

BP press office, +44 (0)20 7496 4076, bppress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 April 2018
/s/ D. J. JACKSON
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D. J. JACKSON
Company Secretary